Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 5, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 5, 2007, entitled "Extraordinary general meeting held in Statoil ASA".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Extraordinary general meeting held in Statoil ASA

(OSE: STL, NYSE: STO)

Stavanger 5 July 2007

Statoil ASA shareholders have at today’s extraordinary general meeting approved the merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA. The proposal for this was agreed by the boards of directors of Norsk Hydro ASA and Statoil ASA on 12 and 13 March 2007 respectively.

At the Statoil ASA general meeting, 1,658,902,169 shares voted for the merger, and 39,608 voted against. Since a two-thirds majority is required for the transaction, the merger was approved.

"I am delighted that our shareholders have approved our proposed merger with Norsk Hydro ASA’s petroleum activities," said Helge Lund, Statoil’s chief executive. "Now that Hydro's shareholders have approved the merger proposal, we shall establish a new international energy company, based on the best of Norwegian competence and expertise. This is our mutual response to developments we see in the Norwegian and international energy markets."

The general meeting approved a reduction in share capital of NOK 50,397,120 by cancelling 5,867,000 own shares, and buy-back of 14,291,848 shares from the Norwegian Ministry of Petroleum and Energy for the amount of NOK 2,441,899,894.

The general meeting also approved to increase Statoil’s share capital by NOK 2,606,655,590 from NOK 5,364,962,167.50 to NOK 7,971,617,757.50 through the issuing 1,042,662,236 shares with a nominal value of NOK 2.50.

The name of the merged company will be StatoilHydro ASA.

Additionally, the general meeting elected the following members to the Corporate Assembly, which will elect a new board of directors in August.

Olaug Svarva, managing director, the Norwegian National Insurance Fund (leader)
Idar Kreutzer, chief executive officer, Storebrand (deputy leader)
Erlend Grimstad, executive vice president, Umoe AS
Greger Mannsverk, managing director, Kimek AS
Steinar Olsen, chair of the board of directors, MI Norge AS
Benedicte Berg Schilbred, working chair of the board of directors, Odd Berg Gruppen
Ingvald Strømmen, professor at the Norwegian University of Science and Technology (NTNU)
Inger Østensjø, chief officer, Stavanger local authority
Rune Bjerke, chief executive officer, DnB NOR
Gro Brækken, chief executive officer, Save the Children Norway
Benedicte Schilbred Fasmer, director for capital markets, Sparebanken Vest
Kåre Rommetveit, director, University of Bergen

The following were elected as deputy members:

1st deputy: Oddbjørg Ausdal Starrfelt, senior adviser, Mercuri Urval
2nd deputy: Anne-Margrethe Firing, senior vice president, Nordea Bank Norge
3rd deputy: Hege Sjo, manager, European engagements, Hermes Investment Management Ltd.
4th deputy: Shahzad Rana, chair of board, Questpoint

The members are elected with effect from the date that the merger between Statoil ASA and Norsk Hydro ASA’s petroleum activities becomes effective. Their term of office will be until the annual general meeting in 2010.

The following candidates have been elected for the new Election Committee:

Olaug Svarva, managing director, the Norwegian National Insurance Fund (leader)
Benedicte Schilbred Fasmer, director for capital markets, Sparebanken Vest
Tom Rathke, managing director, Vital Forsikring and chief executive officer, DnB NOR
Bjørn Ståle Haavik, Director General, Norwegian Ministry of Petroleum and Energy

Following today’s approval by the shareholders of Norsk Hydro ASA, the merger will be effective from 1 October 2007 and financially effective from 1 January 2007.

The minutes from the extraordinary general meeting can be downloaded from www.statoil.com/egm

Further information:

Media:
Kai Nielsen, public affairs manager, +47 48 18 89 03 (mobile).

Investor relations:
Lars Troen Sørensen, senior vice president for investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president for investor relations USA: +1 (203) 978 69 50 (mobile)

STATOIL ASA (Registrant)
Dated: July 5, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer